Exhibit 12 - Opinion Letter

VENTURE LAW CORPORATION

Suite 618 - 688 West Hastings Street
Vancouver, British Columbia, V6B 1P1
Telephone: (604) 659-9188
Facsimile: (604) 659-9178

February 17, 2017

True Leaf Medicine International Ltd.
100 Kalamalka Lake Road, Unit 32
Vernon, British Columbia V1T 9G1

Ladies and Gentlemen:

Re: Opinion of Counsel - Registration Statement on Form 1-A

We have acted as counsel to you in connection with your filing of an offering statement on Form 1-A dated February 17, 2017(as may be amended or supplemented in the future, the “offering statement”) pursuant to Regulation A under the Securities Act of 1933, as amended (the “Securities Act”). The offering statement contemplates the sale of up to $3,000,000 of the company’s common shares (the “shares”) in United States and Canada.

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinions set forth below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinions set forth below, on certificates of officers of True Leaf Medicine International Ltd..

For purposes of this opinion we have reviewed your constating documents, corporate minutes and offering statement. We have firsthand knowledge of the authenticity of the documents reviewed.

Based on the foregoing, we are of the opinion that the shares have been duly authorized, and, upon issuance and sale in accordance with the terms of the offering statement, the shares will be validly issued and fully paid and non-assessable.

We consent to the filing of this opinion as an exhibit to the offering statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,

/s/ Venture Law Corporation

Venture Law Corporation